SECURITIES A
Wa

08033084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dynamex Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 360
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clark (415) 283-3410
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financi[al] statement and supporting schedules pertaining to the firm of Dynamex Trading, LLC, as of September 30, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

26th day of November, 2008

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
G VICTOR JOHNSON
MY COMMISSION EXPIRES SEPTEMBER 16, 2012

Signature

Chief Financial Officer

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Dynamex Trading, LLC

Statement of Financial Condition Report

September 30, 2008

(Filed as PUBLIC information pursuant to rule 17a-5(d)
under the Securities and Exchange Act of 1934.)

Contents

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2

Notes to the Statement of Financial Condition 3 - 4

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Member of
Dynamex Trading, LLC
San Francisco, CA

We have audited the accompanying statement of financial condition of Dynamex Trading, LLC (the Company) as of September 30, 2008, that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dynamex Trading, LLC as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 26, 2008

Dynamex Trading, LLC

Statement of Financial Condition
September 30, 2008

Assets		
Cash	$	18,280
Receivable from clearing broker		384,560
Total assets	$	402,840
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	26,539
Member's equity		376,301
Total liabilities and member's equity	$	402,840

See Notes to the Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: Dynamex Trading, LLC (the "Company"), a California limited liability company organized in August 2002, is a wholly owned subsidiary of Group One Trading, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company previously provided execution services for the Parent and currently is considering alternative operational plans.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

Recently Issued Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the effective date. Management is evaluating the implications of FIN 48 and its potential effects on the financial position, results from operations and cash flows. On November 3, 2008, the FASB proposed a FASB Staff Position (FSP) that would further delay the effective date of FIN 48 for private companies by one year.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on October 1, 2008. Management of the Company believes that SFAS 157 will not have a material impact on the Company's financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ending September 30, 2010. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. Management is evaluating the implications of SFAS 161 and its potential effects on the financial condition.

Note 2. Related-Party Transactions

At September 30, 2008, accounts payable and accrued expenses include $4,588 received from a dissolved entity that was affiliated through common ownership. The amount received represents the future estimated cost related to maintaining certain historical records on behalf of the affiliate.

Note 3. Concentration of Credit Risk

Substantially all of the Company's assets are held at Merrill Lynch Professional Clearing Corp. ("Merrill Lynch"), a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Pursuant to agreement, Merrill Lynch is required to, among other things, perform computations for proprietary accounts of introducing brokers ("PAIB") and segregate certain assets on behalf of the Company. However, in the event of Merrill Lynch's insolvency or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000 or, 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at September 30, 2008, the Company had net capital and net capital requirements of $375,389 and $100,000, respectively. The net capital rule may effectively restrict distributions to the Parent.

END